Exhibit 12.1

Maiden Holdings Ltd.

Ratio of Earnings to Fixed Charges and Preference Share Dividends

				For the Year Ended December 31
		Q3 2015 YTD	Q3 2014 YTD	2014	2013	2012	2011	2010
Income before income taxes		95,196	69,809	103,697	104,719	52,474	30,454	71,192
Add back: Interest and amortization expenses		21,796	22,692	29,580	39,497	36,384	34,155	36,466
Earnings	A	116,992	92,501	133,277	144,216	88,858	64,609	107,658

Interest and amortization expenses	B	21,796	22,692	29,580	39,497	36,384	34,155	36,466
Dividends on preference shares	C	18,253	18,253	24,337	14,834	3,644

Ratio of earnings to fixed charges and preference share dividends	A/(B+C)	2.92	2.26	2.47	2.65	2.22	1.89	2.95